

Danielle Morton

 **AmmoSquared Inc.**

Co-Founder at AmmoSquared Inc.

Boise, Idaho Area · 1 connection · **Contact info**

Experience



Co-Founder
AmmoSquared Inc.
Sep 2015 – Present · 4 yrs 3 mos
Boise, Idaho Area

Interests



AmmoSquared Inc.
6 followers